82-3209



OMV

News Release

May 28, 2003
For immediate release



www.omv.com

OMV
Six exploration licenses awarded in Libya

- **OMV signs agreement for six exploration licenses in Libya**
- **Further strengthens position in a core region**

OMV, the Austrian oil and gas group, and Repsol YPF of Spain signed an agreement with National Oil Corporation of Libya (NOC) in Tripoli for the exploration of six blocks on May 27, 2003. These blocks are located onshore and offshore Libya. Activities will be operated by Repsol YPF (60% interest), with OMV holding the remaining 40% interest. The blocks (also referred to as Exploration Package 1) have been put up for international bidding following the Zawia Oil Investment Conference in 2000. Exploration Package 1 covers a total area of 76,700 sq km and includes M1 (Murzuk Basin), S36 (Sirte Basin), K1 and K3 (Kufra Basin) and O9 and O10 (offshore).

OMV and Repsol YPF have committed to the drilling of 12 exploration wells and the acquisition of 6,500 km of seismic lines over a six year exploration period. The exploration costs are scheduled to amount to approximately USD 90 million (100%).

Helmut Langanger, Member of the Executive Board of OMV with responsibility for Exploration and Production, said: "This is indeed a major step forward in expanding our successful upstream activities in Libya. The acquisition of this highly attractive exploration acreage will further strengthen OMV's position in Libya, which constitutes OMV's most important international E & P core area."

Notes to editors:

OMV in Libya: OMV is active in Libya since 1985, when it acquired 25% of Occidental Petroleum's producing assets. Since then OMV has considerably expanded its operations by entering into an agreement with NOC, Repsol YPF and Total of France for the development and production of the giant El Shararah field. In 2000 sizable discoveries were made in Block NC 186, adjacent to the El Shararah field. The NC 186 A-Field should come on stream in the first months of 2004. OMV's current production in Libya amounts to 23,000 bbl/d.

OMV Exploration and Production (E&P): In 2002, OMV produced about 20 million barrels crude oil and NGL (natural gas liquids), as well as about 66 billion cubic feet of natural gas. The Company plans to double its production from the 2002 level of 83,000 boe/d to 160,000 boe/d by 2008. OMV began to develop its international E & P business in 1985 with investments in Libya. The Company currently has a balanced international E & P portfolio in 14 countries. The core regions in the E & P division are Austria, Libya and the UK. Production is expected to increase in Pakistan and Australia/New Zealand in 2003, so that these countries will join the core regions, each producing at least 15,000 boe/d. By the end of

2002, the company had increased its daily production to 100,000 boe/d. The Group also acquired the international E&P business of Preussag Energie GmbH in January 2003. Following the closing of this acquisition, OMV E&P will be active in 17 countries.

OMV Aktiengesellschaft: With group sales of EUR 7.08 billion in 2002, 5,828 employees, and a market capitalization of EUR 2.7 billion, OMV Aktiengesellschaft is one of the largest publicly traded industrial company in Austria. As the leading oil and gas company in central and eastern Europe, the OMV Group is active in Refining and Marketing in 12 different CEE countries. Internationally, it is engaged in Exploration and Production in 14 countries. The Group also operates integrated chemical production facilities. In addition, OMV holds a 25% stake in Borealis A/S, one of the world's leading polyolefin producers. It also holds about 9% of the Hungarian oil and gas company MOL, as well as a 25.1% stake of The Rompetrol Group NV, the largest privately held oil company in Romania. In 2003, OMV acquired BP's refinery assets in Germany (45% in BAYERNOIL) and retail networks. OMV's goal is to increase the number of service stations it operates in its core regions of central and eastern Europe and to increase its market share in the retail and commercial business to 20% by 2008.


Mediterranean Sea
TUNISIA
Zawia
TRIPOLI
Benghazi
Tobruk
O10
O9
Sirte
Ghadames
ALGERIA
NC-29B
NC-29C
CONC. 103
NC-74A
NC-74B
NC-163
CONC. 102
S36
NC-74F
NC-190
Sabha
NC-186
EGYPT
M1
NC-115
K1
LIBYA
Ghat
NC-187
K3
OMV Beteiligungen
Package 1
REPSOL/OMV
300 km

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; E-Mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2003** on August 19, 2003